Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation
Badger Transport, Inc.	Wisconsin
Brad Foote Gear Works, Inc.	Illinois
Broadwind Services, LLC	Delaware
Broadwind Towers, Inc.	Wisconsin
Broadwind Energy Europe GmbH	Germany